Exhibit 99.1

FOR IMMEDIATE RELEASE

FIRST PUBLISHED PAPERS ON IMRIS SUITES REPORT POSITIVE RESULTS

Winnipeg, Manitoba, September 26, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced that the first published results on the early clinical experiences at hospitals using the IMRIS system, highlight a number of positive findings for procedures and patient outcomes resulting from  utilization of the intraoperative MRI capabilities available in IMRIS suites.

The studies which were conducted at hospitals in three different countries each concluded that the IMRIS system can be safely integrated into neurosurgical workflows and enable intraoperative modification of surgical strategy in a range of neurosurgical procedures.

The studies included 180 patients treated from April 2008 to July 2009 at the Washington University School of Medicine in St. Louis, Missouri, USA (Chicoine MR., et al); 45 patients treated between July 2008 and July 2009 at PLA 301 Hospital in Beijing, China, (Xiaolei Chen, et al); and 120 patients who underwent procedures between January 2009 and November 2009 at University of Calgary Foothills Hospital in Calgary, Alberta, Canada, (Michael J. Lang, et al).

Highlights include:

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In 41% of all cases in the Washington University School of Medicine study and in 48.9% of all cases included in the study at PLA 301 Hospital, the surgeon modified the surgical procedure based upon the intraoperative MR imaging information provided by the IMRIS suite.

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Gross/near total tumor resection was achieved in 93% of patients with gliomas in the Washington University School of Medicine study, compared with 65% for procedures that did not utilize the intraoperative MR imaging capabilities in the same timeframe.

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Gross/near total tumor resection was achieved in 76.9% of the pituitary adenoma procedures in the PLA 301 Hospital preliminary clinical experience which compared with 38.5% of the procedures having achieved gross/near total tumor resection prior to the intraoperative MR imaging.

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From clinical experience with 120 patients, the University of Calgary Foothills Hospital study found that intraoperative imaging resulted in modification to surgery in a substantial number of patients and concluded that intraoperative imaging at 3.0T is safe, reliable and capable of directing image guided surgery with exceptional image quality.

Links to Abstracts for the studies referenced in this news release are available at the U.S. National Library of Medicine National Institutes of Health database website: www.pubmed.gov.

Globally, more than 6,000 procedures have now been completed in IMRIS suites which are designed to provide timely imaging information to assist clinicians in making better decisions for improved patient outcomes.  IMRIS suites allow a high field MR scanner to move into an operating room on demand before, during and after procedures without moving the patient.

The patient is not required to be transported for scanning, so the optimum patient positioning is always maintained.  Clinical workflow and access to the patient is not impacted and the MR scanner is removed completely from the operating room when imaging is complete.  This ensures a high degree of safety for both the patient and the surgical environment.  As well, when not in use for intraoperative imaging, the MR scanner is available for diagnostic imaging.  To date, more than 100 imaging enabled rooms have been selected by leading medical institutions around the world.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

Images:

IMRIS Surgical Suite: http://www.imris.com/Press_Releases/PR_images/PR-demoSuite-2011-09.jpg

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com